March 23, 2007

Gordon F. DuGan
Chief Executive Officer
Corporate Property Associates 17 - Global Incorporated
50 Rockefeller Plaza
New York, New York 10020

**Re: Corporate Property Associates 17 - Global Incorporated
         Form S-11
         Filed on February 22, 2007
         File No. 333-140842**

Dear Mr. DuGan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

3.   Please advise us how your redemption of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. This discussion should address compliance with Regulation M in the current offering and any offerings that may take place in the future.

4.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of Industry Guide 5.

5.   Please include the general information required by Item 11(b) and (d) of Form S-11.

Prospectus Cover Page

6.   Please limit the cover page to one page, as required by Item 501(b) of Regulation S-K. Consider limiting the risk factors on the cover page to the four or five most significant risks associated with the offering, rather than the 13 risk factors currently provided.

7.   Please revise to clarify, if true, that there is no minimum offering amount. Also, please clarify the reason for the escrow account described in the last paragraph.

8.   Please revise to strike the reference to "Carey Financial, LLC" at the bottom of the page since this is not a firm commitment offering.

Prospectus Summary

Overview, page 8

9.   You list your website address as www.CPA17Global.com. Please revise to clarify that this is not yet a functioning website.

Investment Program, page 9

10.   We note that you may invest in mortgage loans. Please revise this section and the Investment Objectives, Procedures and Policies section to note whether you may invest in sub prime mortgages. Also, please indicate whether you may engage in securitization transactions with respect to the mortgage loans you purchase.

11.   In footnote 2 on page 56, you state that the maximum allowable leverage is 75%. In the third to last paragraph of this section, you state that the maximum leverage that your advisor may arrange for you to incur without the approval of our board of directors is 300%. Please reconcile these disclosures.

Risk Related to this Offering, page 10

12.   In the first bullet, you state that the "offering price for shares being offered in this offering and through our distribution reinvestment plan was determined by our board of directors." Please revise to briefly note the risk posed by your offering price being set by your directors. Provide similar clarification in the risk factor subheading on page 23.

Our Advisor, page 13

13.   You state that Carey Asset Management utilizes the service of W.P. Carey and other affiliated entities in performing its duties under the advisory agreement. Please revise to state whether Carey Asset Management has an agreement in place whereby W.P. Carey will provide Carey Asset Management with any type of support or assistance in performing its advisory functions.

Conflicts of Interest, page 15

14.   Please revise this section to identify all persons and entities with conflicts of interests or potential conflicts of interests and to describe the nature of each person's affiliation with you.

Our Advisor, page 17

15.   Please revise to disclose the number of other entities your advisor is providing advisory services for.

Compensation, page 16

16.   Refer to the discussion of Operational Stage compensation. On page 19, you state that "[o]perating partnership profits means profits as determined under the operating partnership's partnership agreement." Please revise to note how operating profits are determined under the operating partnership's partnership agreement.

Risk Factors, page 23

17.   You state that "[b]efore you invest in our securities, you should be aware that there are various risks, including those described below." You must disclose all material risks. References to other risks that have not been disclosed are not appropriate and should be removed.

18.   On page 9, you note that there is no limitation on the number or value of investments that you make. Please revise to include a risk factor discussing this fact.

The termination of Carey Asset Management as our advisor and its replacement with an entity…, page 25

19.   Please revise the subheading to more clearly and concisely describe the risk you are presenting.

20.   It appears that the operating partnership would have the right, but not necessarily the obligation, to repurchase all or a portion of Carey Holdings' interest in your operating partnership upon the termination of Carey Asset Management as your advisor. Please revise to describe the risks, if any, if the operating partnership does not exercise its right to repurchase under these circumstances. In addition, please revise to briefly describe the separate right of Carey Holdings to require a repurchase. Provide similar clarification in your discussion of the advisory agreement on page 82.

Our leases may permit tenants to purchase a property at a predetermined price, which could limit our realization of any appreciation, page 32

21.   You state that "[a] significant number of our leases include provisions under which the tenant has a right to purchase the property it leases." Given that you currently do not have any leases, please revise this sentence as necessary.

Non-net lease investments may involve higher risks and less current income, which could adversely affect distributions, page 34

22.   Please revise to describe this risk in greater detail. Identify the types of other investments you plan to make and describe the "higher risks" that these investments may involve.

Our distributions may exceed our earnings, page 40

23.   Please revise to disclose, if true, that you may also need to sell properties or other assets in order to satisfy the REIT distribution requirement.

Estimated Use of Proceeds, page 44

24.   We note the combined acquisition fee of $54,750,000 ($44,750,000 + $10,000,000) does not agree to your acquisition fee estimate of $127,857,000 on page 47. Please reconcile these disclosures.

Management Compensation, page 46

25.   Please revise to provide a more detailed description of the wholesaling fee to be paid to Carey Financial.

Conflicts of Interest, page 57

Most of our officers and certain of our directors have ownership interests in W. P. Carey., page 58

26.   Please revise to note the name of your officers and directors that have ownership interests in W. P. Carey. and to quantify their ownership interest in W.P. Carey.

Prior Offerings by Affiliates, page 63

27.   Please advise us why your prior performance information does not address the performance of the prior programs through December 31, 2006, or revise as necessary.

28.   Please expand your statement that each of the prior programs had investment objectives that are similar to yours by disclosing the factors considered in determining that the prior programs had investment objectives similar to the registrant.

29.   We note that a number of your prior programs merged with each other. Please revise to note if you currently have any plans to merge CPA 17 with another CPA Program. Also, please revise to state whether any such combination would require you to pay fees to your advisor.

30.   On page 15, you state that "[d]uring the ten year period from January 1, 1996 through December 31, 2005, these entities, which invest in commercial properties that are leased on a net basis, purchased more than 450 properties, including 84 properties outside the United States." On page 64 of this section, you note that from the ten year period from January 1, 1995 through December 31, 2004 the prior programs purchased 405 properties, and 57 properties outside of the United States. Please reconcile these disclosures. Also, please revise this section to note whether the 405 properties includes the 57 properties that were purchased outside of the United States.

31.   On the bottom of page 64, you state that "the following table illustrates certain information on the international investments made by those entities during the five year period beginning January 1, 2001 and ending December 31, 2005." However, the next table presented summarizes all property acquisitions by CPA Programs from January 1, 2003 to December 31, 2005. Please revise your disclosure as necessary.

32.   We note the statement on page 66 that over two-thirds of all CPA Programs have gone full cycle to liquidity. Please describe in more detail the liquidity strategy undertaken by these programs, indicating whether they sold assets and distributed the proceeds or whether they listed their shares for trading on an exchange.

Diversification With Real Estate May Reduce Risk And / Or Increase
Return (1990 — 2005), page 67

33.   Please provide us with the supporting calculations for all figures presented in the section. Also, please provide us with highlighted copies of any study or report that you relied on in performing your calculations.

34.   Please revise the Diversification of Market Risk Correlation Matrix table to provide a more detailed explanation of the table.

Directors and Executive Officers of CPA:17, page 74

35.   Please revise your description of John D. Miller's business experience to briefly describe his experience during the last five years. Refer to Item 401(e) of Regulation S-K.

Shareholdings, page 79

36.   You state that "[s]hares acquired in lieu of cash fees under the advisory agreement are subject to ratable vesting over five years after their issuance and cannot be sold prior to vesting." Please revise to provide a detailed description of when you may pay your advisor in shares in lieu of cash.

Investment Decisions, page 79

37.   You note that "[s]ubject to limited exceptions, our advisor generally will not invest in a transaction on our behalf unless it is approved by the investment committee." Please revise to describe the limited exceptions where your advisor may invest in a transaction that is not approved by your investment committee.

Advisory Agreement, page 81

38.   Disclosure on page 61 indicates that the SEC may pursue an action against either
        W. P. Carey and its affiliates or Carey Financial or both of them. Please revise
        this section to discuss the effect of any regulatory action against W.P. Carey on
        your ability to terminate the advisory agreement.

39.   In the third to last paragraph on page 82, you discuss the effect of the expiration
        or termination of the advisory agreement after two years. Please revise to note
        the effect of the termination of the advisory agreement before the end of two
        years.

40.   In the first bullet on page 83, you state that some types of transactions require the
        prior approval of the board, including "investments in assets in respect of which
        the requirements specified above have not been satisfied." Please revise this
        bullet to list "the requirements specified above."

41.   In the second full paragraph on page 84, you state that "W. P. Carey or its
        affiliates will be paid fees in connection with services provided to us." Please
        revise to note whether you have an agreement with W.P. Carey for it to provide
        you with services other than through Carey Asset Management.

Certain Relationships and Related Transaction, page 85

42.   Please provide updated related party transaction disclosure in accordance with
        Item 404(b) of Regulation S-K. Please note that Item 404 of Regulation S-K has
        been revised. Refer to Securities Act Release No. 33-8732 (published August
        29, 2006).

Financial Statements

Note 2 – Summary of Significant Accounting Policies

43.   Please clarify if any material organization and offering expenses were incurred
        subsequent to the balance sheet. In addition, please disclose your policy for
        accounting for organization costs and your consideration of SAB Topic 5D. We
        note that you intend to reimburse your Advisor for these costs.

Exhibit A Prior Performance Tables, page A-1

44.   Please advise us why your prior performance tables do not present the
        information as of December 31, 2006, or revise as necessary.

Table III, page A-3

45.   We note on page 68 that in September 2004, CIP and CPA:15 merged, with CPA:15 being the surviving company. Please revise the table for CPA:15 to note this fact and to note how the merger affected the results of CPA:15.

Table VI, page A-11

46.   Please move this table to Part II of the registration statement. Refer to Instruction 1 to Table VI of Industry Guide 5.

Exhibits

47.   Please file the legal and tax opinions with your next amendment, or provide us with drafts to review. We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

48.   Please file a specimen stock certificate and any other instruments defining the rights of security holders. Refer to Item 601(b)(4) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Kathleen Werner, Esq. (*via facsimile*)
       Clifford Chance US LLP